Exhibit 99.1

Rail Vision and Railserve, a Marmon Rail Company, Sign MOU to Expand Collaboration

In January 2024, the parties entered into a commercialization agreement for the deployment of Rail Vision’s AI-based ShuntingYard systems

Ra’anana, Israel, May 29, 2026 (GLOBE NEWSWIRE) - Rail Vision Ltd. (Nasdaq: RVSN, FSE:C80) (“Rail Vision” or the “Company”), an early commercialization stage technology company transforming railway safety through advanced AI-integrated sensing systems, announced today the signing of a non-binding memorandum of understanding (MOU) with Railserve Inc. (“Railserve”), a leading North American industrial railyard services company.

The MOU reflects the parties’ mutual interest in expanding their collaboration following Railserve’s successful evaluation and deployment of Rail Vision’s ShuntingYard perception systems. The parties intend to discuss additional deployments of Rail Vision’s systems, new use cases, rail car mover applications, broader rail yard solutions, and other mutually agreed commercial opportunities.

In January 2024, Rail Vision and Railserve entered into a commercialization agreement for the deployment of Rail Vision’s AI-based ShuntingYard systems. The collaboration between the parties has progressed Rail Vision’s system from an advanced driver assistance system (ADAS) to an active, intervening platform supporting semi-autonomous operations.

“This MOU marks an important step in potentially expanding our collaboration with Railserve,” said David BenDavid, CEO of Rail Vision. “We believe our ShuntingYard perception systems can support a broader range of rail yard operations and operational requirements, while creating new opportunities for deployment across the Marmon Rail Group. We also believe there is a strong potential for integrating our technology with rail car movers and other rail yard solutions to enhance safety and operational continuity.”

The expansion of the existing collaboration between Rail Vision and Railserve is subject to the execution of an additional binding agreement.

About Railserve Inc.

Railserve is North America’s leading on-site industrial rail services company, operating rail switching, material handling, track services, and locomotive repair services across 100+ locations. Backed by decades of experience and deep operational expertise, Railserve focuses on safety and pioneering innovation to help customers keep railyard operations safe, reliable, and running efficiently.

Railserve is a Marmon Rail company, a part of Marmon Holdings, a Berkshire Hathaway company.

www.Railserve.com

About Rail Vision Ltd.

Rail Vision (Nasdaq: RVSN) is an early commercialization stage technology company transforming railway safety through advanced AI-integrated sensing systems. The Company develops and commercializes proprietary, multi-spectral electro-optic platforms that provide extended-range situational awareness and real-time hazard detection. Using machine learning algorithms to identify and classify obstacles, Rail Vision’s technology enhances safety, improves operational efficiency, and supports continuity across deployments.

The Company’s cloud-based platform complements its products by transforming railway operational data into actionable insights that help optimize performance, reduce downtime, and improve safety. As the Company expands its global footprint, it delivers AI-driven perception that supports safer operations, reduces operational risk, and enables the transition to fully autonomous operations.

Rail Vision holds a 51% stake in Quantum Transportation, which has an exclusive sub-license for rail technologies under an innovative pending patent in quantum error correction owned by Ramot, the technology transfer company of Tel Aviv University.

For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Rail Vision’s and its subsidiary’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, Rail Vision is using forward-looking statements when it discusses the execution of a binding agreement with Railserve, potentially expanding the collaboration between Rail Vision and Railserve, its belief that its ShuntingYard perception systems can support a broader range of rail yard operations and operational requirements, while creating new opportunities for deployment across the Marmon Rail Group, and its belief that there is a strong potential for integrating its technology with rail car movers and other rail yard solutions to enhance safety and operational continuity. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026 and in subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations:

Michal Efraty

investors@railvision.io